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7 September 2011
ASX ANNOUNCEMENT

Former US Presidential Economic Advisor Patrick O’Brien Named to Advisory Board of Mission New Energy Limited

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT), a global provider of environmentally sustainable biofuels, has named Patrick O’Brien, a retired senior US Department of Agriculture Director and Presidential Commission economist, to its Advisory Board. The appointment was announced by Mission’s Advisory Board Chairman Major General Wilbert D. Pearson (USAF-Ret).

“Alternative energy is a compelling issue for all industries both from a cost and environmental perspective. Patrick’s three decades of leadership in agribusiness and his commitment to slowing climate change and developing plant based biofuel, provides Mission NewEnergy with another strong voice for reliance upon responsible products for our future,” Major General Pearson said.

Mission NewEnergy is internationally recognized for its role in the development, commercialization and marketing of sustainable biofuels. Its multiple production activities includes management of more than 194,000 acres of Jatropha contract farming, uplifting the lives of indigent farmers in India. They are growing and processing non-edible Jatropha seeds in arid marginal land.

James Garton, President of Mission NewEnergy, USA said, “We welcome Patrick as an Advisory Board member. We will continue to bring together outstanding business leaders, scholars and advocates to Mission’s Advisory Board to work with General Pearson in pursuing a sustainable future relying on renewable energy.”

“I am particularly pleased to join a team of experts who have raised the bar in addressing international energy issues while demonstrating environmental responsibility. The Mission NewEnergy approach is the perfect model for public-private cooperation in the pursuit of renewable energy,” Mr. O’Brien concluded.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands. Through the realization of Jatropha byproduct value Mission is working towards a zero cost of sustainable nonedible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com

Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com